July 20, 2005



Ms. Michele Gohlke, Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                 Re: Your Letter of June 13, 2005 - File No. 000-23001

Dear Ms. Gohlke:

         We have received your letter with respect to our response letter of May 12, 2005 concerning your comments on our Form 10-K for the year ended October 31, 2004 and on our Form 10-Q for the quarter ended January 31, 2005. We submit the following response to your comments:

1.       Note 6 - Commitments and Contingencies
         --------------------------------------

         The Company accounted for the sale/lease-back of the Dakota Smith inventory and trademark as follows:

         In February 2003 the Company sold its Dakota Smith inventory and trademark for $1,000,000 in cash. Pursuant to the sale contract, $400,000 of the purchase price was allocated to inventory based on the Company's cost basis (lower of cost or fair market value) and the remaining $600,000 of which was allocated to the trademark. The book value of the trademark at the date of the sale/leaseback was $130,897. Therefore, the gain on the sales/lease-back was $600,000 less the book value of $130,897, or $469,103.

         Since the leaseback was for 36 months, in accordance with SFAS 13 paragraph 33, as amended by SFAS 28, absent the reasons set forth below, the Company would have taken the gain into income over the 36-month period, or $13,031 per month. Because the lease period during the fiscal year ended October 31, 2003 was nine months, pursuant to SFAS 13 paragraph 33, as amended by SFAS 28, the Company would have recorded $117,276 as income in FYE 2003 and would have recorded $351,827 over the following 27 months.

         The Company recorded the entire gain of $469,103 in FYE 2003 because it believed the gain of $351,827 to be deferred was not material to the financial statements taken as a whole.

Ms. Michele Gohlke
July 20, 2005
Page 2


         APB 20 paragraph 33 and SAB Topic 1M (SAB 99) deal with the concept of materiality. The Company believes it applied the concept of materiality in accordance with APB 20 paragraph 33 and SAB Topic 1M (SAB 99) in that the additional gain of $351,827 recorded in FYE 2003 was not material to the FYE 2003 financial statements for the following reasons:

         In FYE 2002 the Company had net sales of $33.1 million and a loss from operations of $3,438,655. The auditors' opinion had a going concern uncertainty explanatory paragraph.

         In FYE 2003, the Company had net sales of $24.4 million and a loss from operations of $862,001. The auditors' opinion also had a going concern uncertainty explanatory paragraph. Had the Company amortized the gain over the 36-month leaseback period instead of recording the entire gain in FYE 2003, the loss from operations would have been $351,827 greater or $1,213,828.

         Given that net sales of $33.1 million in FYE 2002, the Company had a loss from operations in excess of $3.4 million compared to lesser sales in FYE 2003 of $24.4 million and a loss from operations of $862,001 (that would have been a loss from operations of $1,213,828 had the gain on the lease/back been amortized over 36 months instead of all recorded in FYE 2003), a trend was clearly established that loss from operations were declining. It is the Company's opinion that the trend of the loss from operations has not been materially affected since an unrelated third-party investor or lender would not have made a different investing or lending decision based on a loss from operations of $862,001 versus $1,218,828.

         In addition, had the gain been amortized over 36 months, the Company's stockholders' deficit at October 31, 2003 would have been ($5,088,077) instead of ($4,736,250). The Company does not believe that any investor, lender or other contracting party would have viewed the Company differently because its net worth following the recapitalization was negative $4.7 million rather than negative $5.0 million.

         In addition, in the second quarter of FYE 2003 the Company completed a recapitalization involving a series of transactions designed to improve the Company's financial condition, cash flows and future operations results. These transactions included, among other things, the refinancing of its commercial bank debt, the settlement of third-party claims, the extinguishment of approximately $4 million of debt, the issuance of preferred stock and the sale/lease-back of the Dakota Smith trademark. The Company considers the sale/lease-back an integral part of the recapitalization, as it in effect converted non-cash assets into $1 million of badly needed cash.

Ms. Michele Gohlke
July 20, 2005
Page 3


         The Company strongly believes that the trend of loss from operations has not been materially affected for the reasons cited above and, with the 2003 recapitalization, anything to do with the Dakota Smith sale/lease-back should be recorded in FYE 2003 and not affect future years by decreasing loss from operations or increasing income from operations for those periods.

2. and 3.   Note 13 - Fourth Quarter Adjustments
            ------------------------------------

         The Company continues to believe that its accounting treatment regarding inventory was appropriate. However, in hindsight, its prior response to your April 11, 2005 comment letter did not clearly explain the Company's accounting treatment of inventory. In addition, the Company inadvertently referred to the obsolescence reserve as a general reserve. The following is how our accounting complies with SAB Topic 5.BB and footnote 2 to chapter 4 of ARB 43:

         The Company historically had an obsolescence reserve that had been created by estimating the amount of inventory items that are in excess of amounts that the Company believed would be sold in the future. The Company created the obsolescence reserve by specifically identifying inventory items by SKU number and estimating the quantity of those items that the Company believed would not sell in the future. Based upon actual sales of inventory items in the future, the obsolescence reserve was adjusted by changing the estimate for the obsolescence reserve. The Company believes that by creating this estimated obsolescence reserve it has not caused a permanent inventory write-down as required by SAB Topic 5.BB and footnote 2 to chapter 4 of ARB 43, but is accounting for the change in the estimated obsolescence reserve in accordance with APB Opinion #20 (Accounting Changes), paragraphs 10, 11, 31, 32 and 33.

                                      * * *

         The Company acknowledges that:

         o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         o The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Michele Gohlke
July 20, 2005
Page 4


         Please contact the undersigned with any questions regarding this response.

                                       Very truly yours,

                                       SIGNATURE EYEWEAR, INC.

                                       /s/ Michael Prince
                                       --------------------------------------
                                       Michael Prince
                                       Chief Executive Officer
                                       and Chief Financial Officer